ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 334 /2002

Finance Dept.
Tel. 02-537-4512

November 14, 2002

02055999

President

The Stock Exchange of Thailand

62 Ratchadapisek Road, Klongtoey

Bangkok 10110

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

02 NOV 26 AM 10:56

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the third quarter 2002

Attachment:

1. Financial Statements and Consolidated Financial Statements of PTT Exploration and Production Public Company Limited as of September 30, 2002 and 2001 which have been reviewed by the Auditor, including English translations.
2. Management's Discussion and Analysis for the third quarter 2002

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its consolidated financial statements for the three months ending September 30, 2002 and Management's Discussion and Analysis for the third quarter 2002 as per attachment 1 and 2. These attached financial statements have already been reviewed by Office of the Auditor General and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter of 2002, the Company and its subsidiaries' total revenues were Baht 8,802 million, an increase of 8% when compared with Baht 8,139 million in the third quarter of 2001. This was mainly due to the higher sales volume which increased to approximately 115,560 Barrels of Oil Equivalent per day (BOE/D) compared with approximately 95,721 BOE/D in the third quarter of 2001. The average product price was USD 18.71/BOE compared with USD 18.94/BOE for the third quarter of 2001.

-2- / The Company ...

The Company and its subsidiaries' expenses before interest and income taxes were Baht 3,832 million, an increase of 20% when compared with Baht 3,200 million in the third quarter of 2001. This increase was mainly due to the Baht 584 million loss on foreign exchange resulting from the weaker Baht, and higher depreciation expenses related to the increase in completed exploration and production properties.

The Company and its subsidiaries recorded net income of Baht 3,075 million or earnings per share of Baht 4.72 compared with the net income of Baht 2,987 million or earnings per share of Baht 4.58 for the same period last year.

For the nine-month period, total revenues for the Company and its subsidiaries were Baht 23,676 million, while total expenses before interest and income taxes were Baht 9,072 million. The total net income for the nine-month period were Baht 8,986 million or earnings per share of Baht 13.78, compared with the total net income of Baht 8,455 million or earnings per share of Baht 12.97 for the same period of last year.

Total consolidated assets as of September 30, 2002 were Baht 77,889 million, an increase of Baht 160 million over December 31, 2001. This was mainly due to the increases in investment in exploration and production assets. Total liabilities were Baht 41,914 million, a decrease of Baht 4,704 million over December 31, 2001 mainly due to the repayment of Baht 4,000 million unsecured and unsubordinated bonds.

Yours sincerely,

Chitrapongse Kwangsukstith
President

2. Discussion and Analysis of Financial and Operational Results For the Third Quarter of 2002

Following the world economic slowdown since the end of last year, and together with the down fall of oil demand, world crude price in the first half of 2002 was lower than that of the same period of last year. For this third quarter, oil price has increased due to the tension between USA and Iraq as well as maintaining the OPEC production quota. Hence, this directly caused higher world crude price and also higher PTTEP product prices, but still lower than the same period of last year. However, higher natural gas consumption for electricity generation contributed to greater sales volume from PTTEP and greater sales revenues compared to the same period of 2001.

In this third quarter, PTTEP has expanded its investment into the Middle East by signing an Exploration and Production Sharing Agreement with Omani Government to invest and operate in onshore Exploration Block 44.

For the results of operations for the third quarter of 2002, PTTEP and its subsidiaries' net profit was Baht 3,075 million, or Baht 4.72 per share when compared with Baht 2,987 million for the same period last year, or Baht 4.58 per share. PTTEP and its subsidiaries had a ratio of return on shareholders' equity in the third quarter of 2002 at 35.72%.

For the third quarter of 2002, the total revenues of PTTEP and its subsidiaries amounted to Baht 8,802 million, increasing Baht 663 million or 8% when compared with Baht 8,139 million in the third quarter of 2001. This was mainly due to an increase in sales of Baht 827 million or 11%, due to the increased sales volumes to 115,560 Barrels of Oil Equivalent per day (BOED) compared with 95,721 BOED for the third quarter of 2001. The increase was mainly from higher sales volume of natural gas from Pailin, Yadana, and Yetagun projects, and higher sales volume of condensate from Pailin project. The average petroleum price in the third quarter of 2002 declined to USD 18.71 per BOE, compared with USD 18.94 per BOE for the third quarter of 2001.

PTTEP and its subsidiaries also realized their share of profits from associated companies in the third quarter of 2002 at a total amount of Baht 340 million, consisting of operation results from Medco Energi through New Links of Baht 332 million, and from Thai Oil Power Company Limited of Baht 8 million.

PTTEP and its subsidiaries received interest income in the third quarter of 2002 of Baht 42 million comparing with Baht 198 million for the third quarter of 2001, due to the decrease in average balance of short-term investment, and the lower interest rate. PTTEP and its subsidiaries' other revenue decreased by Baht 216 million compared with last year when PTTEPI received cash of USD 4.8 million or Baht 213 million from Petro Vietnam Exploration and Production for transfer of its working interest in Block 46.

For the third quarter of 2002, PTTEP and its subsidiaries incurred expenses before interest and income taxes amounting to Baht 3,832 million, an increase of Baht 632 million or 20% when compared with Baht 3,200 million for the same period last year. This was mainly due to foreign exchange loss of Baht 584 million as a result of weaker Baht, and higher depreciation related to the increase in completed exploration and production properties.

For the results of operations for the period of nine months ended September 30, 2002, PTTEP and its subsidiaries' total revenues were Baht 23,676 million, and total expenses were Baht 9,072 million. The net income before interest expenses and taxes were Baht 14,604 million. After deduction of interest expenses of Baht 1,064 million and taxes of Baht 4,554 million, the net income were Baht 8,986 million, or Baht 13.78 per share. The result of operations increased by Baht 531 million when compared with Baht 8,455 million, or Baht 12.97 per share for the same period last year.

As of September 30, 2002, PTTEP and its subsidiaries had total assets amounted to Baht 77,889 million, which was Baht 160 million higher than the end of 2001. This increase was mainly due to net effect from (1) an additional capitalized investment of assets in the exploration and production activities in Pailin and Bongkot projects (2) a decrease in cash and cash equivalent from redemption of unsecured and unsubordinated bonds, dividend payment to shareholders, and corporate income taxes payment.

Most of the current assets of PTTEP and its subsidiaries as of September 30, 2002 were cash and cash equivalents, parent company receivable, and account receivables. A large proportion of non-current assets were (1) assets used in joint-venture exploration and production, presented under the caption of property, plant, and equipment, (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the caption of investment accounted for under the equity method.

As of September 30, 2002 PTTEP and its subsidiaries had total liabilities of Baht 41,914 million, which was Baht 4,704 million lower than the end of 2001 as a result of net effect from (1) a redemption of unsecured and unsubordinated bonds and corporate income taxes payment as above-mentioned, and (2) an increase in deferred income tax liabilities from a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

PTTEP and its subsidiaries had Shareholders' Equity of Baht 35,975 million (Book Value of Baht 55.18 per share), which was Baht 4,864 million higher than the end of 2001 as a result of net effect from (1) net profit of nine-month period of Baht 8,986 million, and (2) dividend payment to shareholders as above-mentioned.

For the period of nine months ended September 30, 2002, PTTEP and its subsidiaries had cash flow from operations amounted to Baht 11,022 million, cash flow used in the investment activities amounted to Baht 5,432 million. Most of cash flow used in the investment activities was investment in additional capitalized assets used in exploration and production activities in Pailin and Bongkot projects. PTTEP and its subsidiaries had cash flow used in financing activities amounted to Baht 7,911 million, most of which derived from the redemption of unsecured and unsubordinated bonds and dividend payment, as above-mentioned. As of September 30, 2002, PTTEP and its subsidiaries had cash and cash equivalents of Baht 13,171 million, a decrease of Baht 2,038 million from the end of 2001.

....

File No. 82-3827

REPORT OF AUDITOR
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2002 AND 2001

File No. 82-3827

(TRANSLATION)

REPORT OF THE AUDITOR

TO : THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at September 30, 2002, the related consolidated and the Company statements of income for the period of three months and nine months ended September 30, 2002 and 2001, the related consolidated and the Company statement of changes in shareholders' equity and cash flows for the period of nine months ended September 30, 2002 and 2001. These financial statements are the responsibility of the Companies' management as to their correctness and completeness of the presentation. The responsibility of Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. This standard requires Office of the Auditor General of Thailand plans and performs the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2001, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 18, 2002. We also drew attention on a paragraph with regard to changing of accounting policy which the Company had to restate the previous year's financial statements, for comparative purposes as mentioned in the following paragraph. The Consolidated and the Company balance sheet as at December 31, 2001, as presented herein for comparative purposes, formed a part of the financial statements which Office of the Auditor General of Thailand audited and previously reported. Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

Office of the Auditor General of Thailand draws attention to Note 2 to the consolidated and the company financial statements for the year ended December 31, 2001 with regard to changing of its accounting policy for its investment in Taninthayi Pipeline Company LLC from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the consolidated and the Company financial statements for the period of three months and nine months ended September 30, 2001, presented herein for comparative purposes, as though the investments were originally in compliance with this new accounting policy. Office of the Auditor General of Thailand draws attention to Note 18 with respect to account reclassification.

(Signed) *Jaruvan Maintaka*

(Jaruvan Maintaka)

Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Auditor in charge

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

November 5, 2002

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated September 30, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company September 30, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Assets					
Current Assets					
Cash and cash equivalents	3	13,171,284,201	15,208,723,683	5,625,767,550	7,850,262,318
Trade receivable - parent company	4.1	2,805,390,607	3,393,858,240	2,178,858,988	1,942,796,497
Trade receivables	4.2	169,689,914	272,066,656	48,862,530	50,426,799
Inventories		39,078,786	17,886,218	37,235,065	16,393,191
Materials and supplies-net		927,982,415	940,386,367	793,141,924	803,306,101
Other current assets :					
Working capital from co-venturers		54,252,084	26,502,678	939,473	4,499,477
Other receivables		240,883,050	206,997,114	51,986,744	108,688,415
Accrued interest receivable		73,682,752	92,277,100	3,074,337	36,788,327
Other current assets		201,861,239	246,583,834	164,544,476	321,667,803
Total Current Assets		**17,684,105,048**	**20,405,281,890**	**8,904,411,087**	**11,134,828,928**
Non-current assets					
Investments accounted for under equity method	5.1	11,490,010,609	11,348,085,123	21,168,410,294	16,735,970,387
Long-term loans to related party	5.3	-	-	-	3,943,362,579
Property, plant and equipment-net	7, 18	46,868,517,031	44,488,514,046	30,895,880,217	28,626,774,615
Intangible assets		356,788,242	318,315,469	356,788,242	318,315,468
Deferred income taxes	8.1	650,684,213	607,571,970	-	-
Other non-current assets					
Prepaid expenses	9	486,373,276	505,938,815	-	-
Deferred of bonds issuing expenses		41,817,029	49,567,547	18,852,876	22,297,616
Other non-current assets		310,648,522	5,999,587	4,580,682	4,767,481
Total non-current assets		**60,204,838,922**	**57,323,992,557**	**52,444,512,311**	**49,651,488,146**
Total Assets		**77,888,943,970**	**77,729,274,447**	**61,348,923,398**	**60,786,317,074**

The accompanying notes are an integral part of these statements.

(Signed) Tevin Vongvanich
(Tevin Vongvanich)
Senior Vice President, Operations
Acting President

(Signed) Nuntiya Sathirakul
(Nuntiya Sathirakul)
Chief Non-Operating Project Accounting
Acting Senior Manager, Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS
AS AT SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated September 30, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company September 30, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		282,274,043	901,674,850	129,305,245	733,358,822
Current portion of long-term loans	10	2,174,150,000	6,217,985,000	2,174,150,000	6,217,985,000
Working capital to co-venturers		230,876,007	40,222,971	128,601,477	37,845,388
Accrued expenses		2,473,744,750	2,463,340,699	2,322,459,720	2,192,215,188
Accrued interest payable		879,466,363	952,034,734	547,908,488	782,913,378
Income tax payable		3,290,022,434	3,927,060,308	3,054,415,612	3,894,295,480
Other current liabilities		264,809,208	232,262,942	273,112,814	93,414,480
Total Current Liabilities		**9,595,342,805**	**14,734,581,504**	**8,629,953,356**	**13,952,027,736**
Non-current liabilities					
Bonds	11	17,096,441,913	17,440,396,495	8,404,277,311	8,573,723,529
Deferred tax liabilities	8.1	8,623,751,344	7,509,116,903	7,791,501,796	6,802,072,159
Other non-current liabilities					
Deferred income	12	6,489,385,206	6,816,065,417	-	-
Other non-current liabilities		108,825,367	118,325,134	108,825,366	118,325,134
Total non-current liabilities		**32,318,403,830**	**31,883,903,949**	**16,304,604,473**	**15,494,120,822**
Total liabilities		**41,913,746,635**	**46,618,485,453**	**24,934,557,829**	**29,446,148,558**
Shareholders' Equity					
Share capital	13				
Registered capital					
654.4 million ordinary shares of Baht 5 each		-	3,272,000,000	-	3,272,000,000
664.4 million ordinary shares of Baht 5 each		3,322,000,000	-	3,322,000,000	-
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences	18	(439,168,234)	(229,379,522)	-	-
Retained earnings					
Appropriated					
Legal reserve		327,200,000	327,200,000	327,200,000	327,200,000
Reserve for expansion		6,204,000,000	6,204,000,000	6,204,000,000	6,204,000,000
Proposed dividend		-	3,912,000,000	-	3,912,000,000
Unappropriated		15,064,085,569	6,077,888,516	15,064,085,569	6,077,888,516
Total Shareholders' Equity		**35,975,197,335**	**31,110,788,994**	**36,414,365,569**	**31,340,168,516**
Total Liabilities and Shareholders' Equity		**77,888,943,970**	**77,729,274,447**	**61,348,923,398**	**60,786,317,074**

The accompanying notes are an integral part of these statements.

Unaudited
Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE PERIOD OF THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001 Restated	2002	2001 Restated
Revenues					
Sales		8,258,321,669	7,430,567,558	6,639,996,422	5,887,153,825
Revenue from pipeline transportation		154,146,383	177,338,034	-	-
Other revenues :					
Gain on foreign exchange		-	102,411,041	-	103,646,856
Interest income		41,896,467	197,915,739	14,257,635	115,664,515
Other revenues		7,580,990	224,548,884	4,363,102	10,850,634
Share of profit from investments accounted for under equity method		340,453,076	6,709,026	1,077,611,139	1,129,125,334
Total revenues		**8,802,398,585**	**8,139,490,282**	**7,736,228,298**	**7,246,441,164**
Expenses					
Production expenses		654,933,632	805,862,689	457,333,862	671,703,366
Exploration expenses		41,326,254	118,690,711	27,763,992	8,669,789
General administrative expenses		319,376,072	240,648,605	259,057,351	169,298,186
Petroleum royalties		959,852,471	860,336,608	829,999,553	735,894,228
Other expenses :					
Loss on foreign exchange		583,805,044	-	413,825,416	-
Depreciation, depletion and amortization		1,228,980,901	876,979,844	1,098,605,605	748,729,133
Director's remuneration		1,322,500	900,000	1,322,500	900,000
Other expenses		42,589,529	297,077,034	12,644,953	297,068,390
Total expenses		**3,832,186,403**	**3,200,495,491**	**3,100,553,232**	**2,632,263,092**
Income before interest and income taxes		4,970,212,182	4,938,994,791	4,635,675,066	4,614,178,072
Interest expenses		346,893,959	443,013,294	184,715,559	271,655,101
Income taxes	8.2	1,547,844,634	1,509,193,101	1,375,485,918	1,355,734,575
Net Income		**3,075,473,589**	**2,986,788,396**	**3,075,473,589**	**2,986,788,396**
Earnings per share					
Basic earnings per share		4.72	4.58	4.72	4.58

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001 Restated	2002	2001 Restated
Revenues					
Sales		21,891,981,118	21,309,277,293	17,343,734,356	17,034,093,194
Revenue from pipeline transportation		449,766,730	500,354,815	-	-
Other revenues :					
Gain on foreign exchange		409,996,961	-	128,901,383	-
Interest income		150,932,097	569,588,307	115,248,566	424,504,523
Other revenues		37,153,827	248,469,223	21,930,475	31,673,452
Share of profit from investments accounted for under equity method		735,752,191	11,761,257	3,432,439,907	2,802,836,557
Total revenues		**23,675,582,924**	**22,639,450,895**	**21,042,254,687**	**20,293,107,726**
Expenses					
Production expenses		1,991,251,947	1,863,274,978	1,392,631,605	1,419,488,489
Exploration expenses		89,574,664	197,932,811	75,947,305	71,733,144
General administrative expenses		908,188,517	724,144,802	652,303,918	504,985,239
Petroleum royalties		2,534,535,961	2,479,687,886	2,167,966,795	2,128,004,433
Other expenses :					
Loss on foreign exchange		-	258,250,373	-	220,276,620
Depreciation, depletion and amortization		3,422,956,209	2,532,274,250	3,052,109,537	2,154,786,780
Director's remuneration		5,618,747	2,731,256	5,618,747	2,731,256
Other expenses		119,729,181	299,729,011	89,694,621	299,720,204
Total expenses		**9,071,855,226**	**8,358,025,367**	**7,436,272,528**	**6,801,726,165**
Income before interest and income taxes		14,603,727,698	14,281,425,528	13,605,982,159	13,491,381,561
Interest expenses		1,063,844,781	1,405,560,727	575,939,857	894,156,804
Income taxes	8.2	4,553,685,864	4,420,385,980	4,043,845,249	4,141,745,936
Net income		**8,986,197,053**	**8,455,478,821**	**8,986,197,053**	**8,455,478,821**
Earnings per share					
Basic earnings per share		13.78	12.97	13.78	12.97

The accompanying notes are an integral part of these statements.

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		**3,260,000,000**	**11,559,080,000**	**(5,126,444)**	**327,200,000**	**3,728,000,000**	**1,956,000,000**	**1,802,948,354**	**22,628,101,910**
Cumulative effect of the change in accounting policy	2			(100,747,603)				(231,861,418)	(332,609,021)
Balance after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
Currency translation differences				126,719,273					126,719,273
Net income								8,455,478,821	8,455,478,821
Dividend paid							(1,956,000,000)		(1,956,000,000)
Balance - as at September 30, 2001		**3,260,000,000**	**11,559,080,000**	**20,845,226**	**327,200,000**	**3,728,000,000**	**-**	**10,026,565,757**	**28,921,690,983**
Balance - as at December 31, 2001									
Currency translation differences	18	**3,260,000,000**	**11,559,080,000**	**(229,379,522)**	**327,200,000**	**6,204,000,000**	**3,912,000,000**	**6,077,888,516**	**31,110,788,994**
Net income				(209,788,712)					(209,788,712)
Dividend paid								8,986,197,053	8,986,197,053
Balance - as at September 30, 2002							(3,912,000,000)		(3,912,000,000)
		3,260,000,000	**11,559,080,000**	**(439,168,234)**	**327,200,000**	**6,204,000,000**	**-**	**15,064,085,569**	**35,975,197,335**

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

THE COMPANY

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,633,228,354
Cumulative effect of the change in accounting policy	2						(231,861,418)	(231,861,418)
Balance after adjustment		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
Net income							8,455,478,821	8,455,478,821
Dividend paid						(1,956,000,000)		(1,956,000,000)
Balance - as at September 30, 2001		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	-	10,026,565,757	28,900,845,757
Balance - as at December 31, 2001		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,340,168,516
Net income							8,986,197,053	8,986,197,053
Dividend paid						(3,912,000,000)		(3,912,000,000)
Balance - as at September 30, 2002		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	-	15,064,085,569	36,414,365,569

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001	2002	2001
		Restated		Restated
Cash flows from operating activities				
Net income	8,986,197,053	8,455,478,821	8,986,197,053	8,455,478,821
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) from investments accounted for under equity method	(735,752,191)	(11,761,257)	(3,432,439,907)	(2,802,836,557)
Depreciation and depletion	3,370,594,199	2,509,800,948	3,004,053,306	2,136,894,586
Amortization of compensation for waving the right of carry forward gas	74,586,362	-	74,586,362	-
Amortization of bonds issuing expenses	7,750,518	12,576,864	3,444,739	7,995,755
Bond discount	831,637	831,637	-	-
Amortization of exploration costs	32,554,664	117,693,968	38,962,575	6,405,088
Amortization of deferred charges	44,611,492	7,500,642	44,611,492	7,500,642
(Gain) loss on disposal of assets	10,938,757	(5,498,461)	10,848,774	(5,498,624)
Income from recognized deferred income	(313,507,422)	(71,940,298)	-	-
Loss on disposal of material	109,432	3,716	109,432	3,716
Deferred income taxes	1,083,627,089	1,009,930,447	989,429,637	837,204,461
Unrealized (gain) loss on foreign exchange	(720,511,988)	714,406,484	(383,541,053)	319,434,787
	11,842,029,602	**12,739,023,511**	**9,336,262,410**	**8,962,582,675**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	99,979,595	(19,233,468)	1,564,269	25,415,318
(Increase) decrease in trade receivable-parent company	597,049,903	(1,078,145,427)	(236,062,491)	(398,458,558)
(Increase) in inventories	(21,192,567)	(10,680,006)	(20,841,874)	(11,354,234)
(Increase) decrease in materials and supplies - net	11,518,864	(370,469,204)	10,054,745	(351,813,342)
(Increase) decrease in working capital from co-venturers	(35,417,355)	11,043,704	3,905,500	(653,688)
(Increase) decrease in other receivables	(31,955,477)	(25,225,189)	56,740,578	(38,422,549)
(Increase) decrease in accrued interest receivable	17,138,164	(83,276,485)	33,717,294	(53,133,772)
(Increase) decrease in other current assets	(39,506,333)	(53,116,673)	82,536,966	(37,000,469)
(Increase) decrease in prepaid expenses	19,565,538	(251,542,748)	-	-
(Increase) decrease in other assets	(295,445,275)	(23,780,589)	186,799	4,180,958
(Decrease) in accounts payables	(622,450,210)	(188,194,955)	(603,924,814)	(164,849,272)

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001 Restated	2002	2001 Restated
Changes in assets and liabilities (continued)				
Increase in working capital to co-venturers	184,567,981	116,690,248	85,021,439	120,006,445
Increase in accrued expenses	54,608,161	611,001,034	161,328,541	561,160,540
Increase (decrease) in accrued interest payable	(70,647,629)	27,692,289	(226,171,323)	(151,233,801)
(Decrease) in income tax payable	(637,716,961)	(284,849,780)	(839,879,868)	(339,326,206)
Increase (decrease) in other current liabilities	38,452,112	3,435,960	178,562,780	(17,126,765)
Increase (decrease) in deferred income	(33,885)	3,811,276,474	-	-
Increase (decrease) in other liabilities	(9,499,767)	60,096,738	(9,499,767)	60,096,738
(Gain) from translation foreign entities' financial statements	(78,776,801)	(60,744,585)	-	-
	(819,761,942)	**2,191,977,338**	**(1,322,761,226)**	**(792,512,657)**
Net cash provided by operating activities	**11,022,267,660**	**14,931,000,849**	**8,013,501,184**	**8,170,070,018**
Cash flows from investing activities				
(Increase) in short-term investment	-	(6,088,825,342)	-	(4,509,863,925)
Decrease in loans to related party	-	-	3,943,362,579	1,782,999
(Increase) in investment in related parties	(8,704,614)	-	(1,000,000,000)	(1,000,000,000)
Dividend from related parties	602,531,319	-	-	-
(Increase) in property, plant and equipment - net	(5,943,253,724)	(4,537,678,831)	(5,322,970,257)	(4,618,080,244)
(Increase) in intangible assets	(83,084,265)	(75,648,743)	(83,084,265)	(75,648,743)
Net cash (used in) investing activities	**(5,432,511,284)**	**(10,702,152,916)**	**(2,462,691,943)**	**(10,201,809,913)**
Cash flows from financing activities				
(Decrease) in long-term loans	(4,000,000,000)	(2,814,886,080)	(4,000,000,000)	(2,814,886,080)
Dividend paid	(3,910,729,866)	(1,955,498,415)	(3,910,729,866)	(1,955,498,415)
Net cash (used in) financing activities	(7,910,729,866)	(4,770,384,495)	(7,910,729,866)	(4,770,384,495)
Net (decrease) in cash and cash equivalents	(2,320,973,490)	(541,536,562)	(2,359,920,625)	(6,802,124,390)
Cash and cash equivalents at beginning of the period	15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
	12,887,750,193	15,985,042,137	5,490,341,693	2,552,570,403
Effects of exchange rate changes	283,534,008	(53,447,271)	135,425,857	17,139,216
Cash and cash equivalents at end of the period	**13,171,284,201**	**15,931,594,866**	**5,625,767,550**	**2,569,709,619**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,126,146,184	1,381,059,704	800,410,111	1,040,946,579
Income taxes	4,194,422,237	3,694,804,114	3,894,295,480	3,643,867,682

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDIED, REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2001 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2001. During the period, the Company incorporated 3 subsidiaries which are PTTEP Hoan Vu Co., Ltd (PTTEP HV) and PTTEP Hoang Long Co., Ltd (PTTEP HL) on January 29, 2002 and PTTEP Middle East Co., Ltd (PTTEP ME) on May 10, 2002. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2001.

File No. 82-3827

2. Change in Accounting Policy

The Company has changed its accounting policy in financial statements for the year ended December 31, 2001 for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments in Taninthayi Pipeline Company LLC and the consolidation of the financial statements of Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC were originally in compliance with the new accounting policy. Cumulative effect of the change decreased the retained earnings for the beginning of the year 2001 by Baht 422.75 million.

3. Cash and cash equivalents

Cash and cash equivalents comprised of :

Unit : Million Baht

	Consolidated		The Company	
	30 Sep. 2002	31 Dec. 2001	30 Sep. 2002	31 Dec. 2001
Cash on hand and at banks	3,397.58	2,693.10	1,746.05	1,992.75
Short-term investments	9,773.70	12,515.62	3,879.72	5,857.51
Total	13,171.28	15,208.72	5,625.77	7,850.26

Short-term investments comprised :

	Consolidated			
	30 Sep. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	2,821.22	1.37 – 1.50%	-	-
Promissory Notes	3,275.07	2.00%	-	-
Treasury bills	3,677.41	1.68%	12,515.62	2.00 – 3.42%
Total	9,773.70		12,515.62	

File No. 82-3827

	The Company			
	30 Sep. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	646.04	1.41 – 1.50%	-	-
Promissory Notes	1,070.50	2.00%	-	-
Treasury bills	2,163.18	1.68%	5,857.51	2.00 – 3.42%
Total	3,879.72		5,857.51	

4. Trade Receivables

4.1 Trade Receivable-parent company

Unit : Million Baht

	Consolidated		The Company	
	30 Sep. 2002	31 Dec. 2001	30 Sep. 2002	31 Dec. 2001
Trade receivable	2,805.39	2,877.02	2,178.86	1,942.80
Take or pay	-	516.84	-	-
Total	2,805.39	3,393.86	2,178.86	1,942.80

4.2 Trade Receivables

Unit : Million Baht

	Consolidated		The Company	
	30 Sep. 2002	31 Dec. 2001	30 Sep. 2002	31 Dec. 2001
Myanmar Oil and Gas Enterprise	120.83	213.94	-	-
Electricity Generating Authority of Thailand	48.86	47.06	48.86	47.06
Others	-	11.07	-	3.36
Total	169.69	272.07	48.86	50.42

5. Investments and Loans to Related Parties

5.1 Investments accounted for under equity method

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	3 rd Quarter 2002	For Year 2001
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	19,000	19,000	PTTEP 100 %	PTTEP 100 %	19,000	19,000	18,715.60	15,293.19	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,452.72	1,442.69	-	-
							Total		21,168.41	16,735.97	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	811.57	513.60	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(124.37)	(69.37)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(80.68)	(43.52)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	-	PTTEPO 100%	-	2.16	-	(21.47)	-	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	-	PTTEPO 100%	-	2.12	-	(14.01)	-	-	-
PTTEP ME *	Petroleum	Shareholding / Management team from the parent company	2.16	-	PTTEPO 100%	-	2.16	-	1.53	-	-	-

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	Sep. 30 2002	Dec. 31, 2001	3 rd Quarter 2002	For Year 2001
Associated Companies												
TOP*	Power producer	Shareholding	2,810 (Baht)	2,810 (Baht)	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,530.79	1,458.53	54.80	-
New Links*	Commerce	Shareholding	44.27	44.27	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,889.56	9,959.22	9,889.56	547.74	-
							Total		11,490.01	11,348.09		
Jointly Controlled Entities												
			(Baht)	(Baht)			(Baht)	(Baht)	(Baht)	(Baht)		
CPOC*	Petroleum	Shareholding	19.80	19.80	PTTEPI 50 %	PTTEPI 50 %	9.90	9.90	9.90	9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	2,550.73	1,438.83	-	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(326.60)	(509.95)	-	-

*PTTEPI : PTTEP International Company Limited

PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)

PTTEPO : PTTEP Offshore Investment Company Limited

PTTEP KV : PTTEP Kim Long Vietnam Company Limited

PTTEP SV : PTTEP Southwest Vietnam Company Limited

PTTEP HV : PTTEP Hoan Vu Co., Ltd.

PTTEP HL : PTTEP Hoang Long Co., Ltd.

PTTEP ME : PTTEP Middle East Company Limited

TOP : Thai Oil Power Company Limited

New Links : New Links Energy Resources Limited

CPOC : Carigali - PTTEPI Operating Company Sdn Bhd.

MGTC : Moattama Gas Transportation Company

TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

5.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under separate headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and	Percentage shareholding	
		30 Sep. 2002	31 Dec. 2001
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

Unit : Million Baht

	MGTC		TPC	
	30 Sep. 2002	31 Dec: 2001	30 Sep. 2002	31 Dec. 2001
Balance Sheets:				
Current assets	606.00	593.21	354.64	347.52
Fixed Assets	5,152.77	5,504.38	2,058.54	2,157.53
Current liabilities	(202.09)	(102.79)	(778.07)	(713.71)
Other liabilities	(3,306.18)	(4,756.05)	(1,780.40)	(2,068.40)
Assets (liabilities) net	2,250.50	1,238.75	(145.29)	(277.06)
Statements of Income:				
Revenues	1,711.80	2,417.06	378.04	345.97
Expenses	(252.40)	(307.74)	(203.07)	(339.97)
Income (loss) before income taxes	1,459.40	2,109.32	174.97	6.00
Income taxes	(387.66)	(318.38)	(45.46)	(62.83)
Net income (loss)	1,071.74	1,790.94	129.51	(56.83)

5.3 Long-term loans to related party

During the period of nine months ended September 30, 2002, the principal and interest are paid amounted Baht 2,164.27 million and Baht 82.38 million, respectively. Thus, as of September 30, 2002, there are no outstanding balance of long-term loans to related party.

5.4 Short-term loans from related party

During the period of nine months ended September 30, 2002, there are repayment of principal and interest amounted Baht 1,732.00 million and Baht 4.70 million, respectively. Thus, as of September 30, 2002, there are no outstanding balance of long-term loans from related party.

6. Related Party Transactions

Significant transactions with related parties for the period of nine months ended September 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		*The Company*	
	2002	2001	2002	2001
Parent company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	21,428.86	21,080.07	17,076.59	16,904.77
Compensation for waiving the right of carry forward gas	74.59	293.57	74.59	293.57
Prepaid compensation for waiving the right of carry forward gas	-	89.98	-	89.98
Prepaid incentive gas sale	13.06	-	13.06	-
Interest income from deferred income	4.63	-	-	-
Revenue from rental (market price)	12.78	12.78	12.78	12.78
Subsidiary company				
Interest income	-	-	46.30	197.17
Other revenues	-	-	47.64	62.52

7. **Property, Plant and Equipment – Net**

Unit : Million Baht

	Consolidated			
	Oil and Gas Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	58,103.80	986.43	1,134.06	60,224.29
Increase during the period	5,798.85	39.00	243.37	6,081.22
Decrease during the period	(309.42)	-	(6.11)	(315.53)
Currency translation difference	20.64	-	-	20.64
Balance as at September 30, 2002	63,613.87	1,025.43	1,371.32	66,010.62
Accumulated depreciation				
Balance as at December 31, 2001	(14,617.22)	(285.50)	(833.06)	(15,735.78)
Decrease during the period	4.61	-	3.96	8.57
Depreciation for the period	(3,258.54)	(39.92)	(72.13)	(3,370.59)
Currency translation differences	(44.30)	-	-	(44.30)
Balance as at September 30,2002	(17,915.45)	(325.42)	(901.23)	(19,142.10)
Net book value as at December 31, 2001	43,486.58	700.93	301.00	44,488.51
Net book value as at September 30, 2002	45,698.42	700.01	470.09	46,868.52

Depreciation included in income statement for the period of nine months ended September 30, 2001	Baht	2,509.80	Million
Depreciation included in income statement for the period of nine months ended September 30, 2002	Baht	3,370.59	Million

Unit : Million Baht

	The Company			
	Oil and Gas Properties	Land, Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	40,897.57	678.09	1,056.48	42,632.14
Increase during the period	5,214.03	20.10	80.34	5,314.47
Decrease during the period	(38.96)	-	(5.35)	(44.31)
Balance as at September 30, 2002	46,072.64	698.19	1,131.47	47,902.30

Unit : Million Baht

	The Company			
	Oil and Gas Properties	Land, Buildings and Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2001	(12,976.35)	(251.57)	(777.44)	(14,005.36)
Decrease during the period	-	-	2.99	2.99
Depreciation for the period	(2,908.55)	(30.60)	(64.90)	(3,004.05)
Balance as at September 30, 2002	(15,884.90)	(282.17)	(839.35)	(17,006.42)
Net book value as at December 31, 2001	27,921.22	426.52	279.04	28,626.78
Net book value as at September 30, 2002	30,187.74	416.02	292.12	30,895.88

Depreciation included in income statement for the period of nine months ended September 30, 2001 Baht 2,136.89 million

Depreciation included in income statement for the period of nine months ended September 30, 2002 Baht 3,004.05 million

8. Income Taxes

8.1 Deferred income taxes

Unit : Million Baht

	Consolidated		*The Company*	
	30 Sep. 2002	31 Dec. 2001	30 Sep. 2002	31 Dec. 2001
Deferred tax assets				
Income tax under Revenue Code	641.18	607.57	-	-
Petroleum income tax	9.50	-	-	-
Total	650.68	607.57	-	-
Deferred tax liabilities				
Income tax under Revenue Code	7,791.50	6,806.45	7,791.50	6,802.07
Income tax in the Union of Myanmar	832.25	702.67	-	-
Total	8,623.75	7,509.12	7,791.50	6,802.07

8.2 Income taxes

Income taxes for the period of three months ended September 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	1,272.40	1,044.01	1,272.40	1,044.01
Deferred tax expenses	95.46	325.83	102.30	330.16
Total	1,367.86	1,369.84	1,374.70	1,374.17
Income tax under Revenue Code				
Current tax expenses	0.79	(18.44)	0.79	(18.44)
Deferred tax expenses	(11.22)	(1.70)	-	-
Total	(10.43)	(20.14)	0.79	(18.44)
Income tax in the Union of Myanmar				
Current tax expenses	144.11	105.58	-	-
Deferred tax expenses	46.31	53.91	-	-
Total	190.42	159.49	-	-
Total income taxes	1,547.85	1,509.19	1,375.49	1,355.73

Income taxes for the period of nine months ended September 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	3,053.63	3,250.37	3,053.63	3,250.37
Deferred tax expenses	975.55	826.10	989.43	837.21
Total	4,029.18	4,076.47	4,043.06	4,087.58
Income tax under Revenue Code				
Current tax expenses	0.79	54.17	0.79	54.17
Deferred tax expenses	(33.61)	23.84	-	-
Total	(32.82)	78.01	0.79	54.17
Income tax in the Union of Myanmar				
Current tax expenses	415.60	105.58	-	-
Deferred tax expenses	141.73	160.32	-	-
Total	557.33	265.90	-	-
Total income taxes	4,553.69	4,420.38	4,043.85	4,141.75

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9 Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized. Prepaid expenses comprised :

Unit : Million Baht

	Consolidated	
	30 Sep. 2002	31 Dec. 2001
Petroleum royalty to the government of the Union of Myanmar	486.37	505.94

10 Current portion of long - term loans

Current portion of long - term loans comprised :

	Consolidated and the Company			
	30 Sep. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,174.15	50.00	2,217.98
Unsecured and unsubordinated bonds	-	-	-	4,000.00
Total	50.00	2,174.15	50.00	6,217.98

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

11. Bonds

	Consolidated			
	30 Sep. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	17,096.44	393.28	17,440.40
Unsecured and unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	393.28	17,096.44	393.28	17,440.40

	The Company			
	30 Sep. 2002		31 Dec. 2001	
	Million(USD)	Million(Baht)	Million(USD)	Million(Baht)
Unsecured and Unsubordinated	193.28	8,404.28	193.28	8,573.72
Unsecured and Unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	193.28	8,404.28	193.28	8,573.72

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 4,000,000 unsecured unsubordinated debentures with a face value of Baht 1,000 each, totaling Baht 4,000 million. The debentures bear interest at a rate of 6.5% per annum, payable every six months on August 1 and February 1 of each year, and mature in 3 years, to be redeemed on February 1, 2002 which is already paid.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

12. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at September 30, 2002 and December 31, 2001 comprised:

Unit: Million Baht

	Consolidated	
	30 Sep. 2002	31 Dec. 2001
Deferred income for the year 1998 (received)	94.09	408.90
Deferred income for the year 1999 (received)	2,408.48	2,412.44
Deferred income for the year 2000 (received)	3,411.75	3,418.48
Deferred income for the year 2001 (received)	575.06	576.25
Total	6,489.38	6,816.07

13. Share Capital

On May 7, 2002, the Company registered additional ordinary share of 10 million shares at Baht 5 each, or a total of 50 million Baht. The Company registered capital then increased from 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million to be 664.4 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. The Company fully paid up capital is 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million. The difference of 12.4 million shares are reserved for

- The company's Employees Stock Ownership Plan (ESOP) which will issue and offer warrants on yearly basis for 5 consecutive years to directors, management and employees of the company. The ordinary shares reserved for the exercise of warrants are 10 million shares. On August 1, 2002, the Company issued and allot the warrants in the amount of 2 million units (exercise ratio: 1 unit of warrant for 1 common share) to its directors, management and employees, and the exercise price is fixed at 111 Baht per share.

- The exercise of warrants to purchase ordinary shares by employees for 2.4 million shares. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. Since the first exercise date on September 14, 2001, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at September 30, 2002.

	30 Sep. 2002	31 Dec. 2001
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

14. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

Unit : Million Baht

	As of September 30, 2002	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,234.85	9,026.47
Cross currency interest and principal swaps	(278.56)	(793.42)
Unsecured and unsubordinated USD 200 million	8,696.60	10,295.01

15. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at September 30, 2002, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.20 million in the financial statements of the Company and Baht 43.86 million in the consolidated financial statements.

16. Significant Events During the Period

PTTEP HL has entered into a Sales and Purchase Agreement with Amerada Hess Vietnam Ltd. Whereby PTTEP HL will acquire 13.50% interest of Amerada Hess Vietnam Ltd. The remaining 13.50% interest will be acquired by SOCO Vietnam Ltd. After the acquisition, PTTEP HL will increase its participation interest from 15% to 28.50% and will be committed to spend an additional amount of approximately US$3 million under the work obligation during 2002 – 2003. The agreement will become fully effective upon receiving approvals from PetroVietnam and the Vietnamese Government. After the approvals, the joint venture partners will consist of PetroVietnam Exploration and Production, PTTEP HL, SOCO Vietnam Ltd., and OPECO Vietnam, Ltd. With 41%, 28.50%, 28.50% and 2% interests respectively.

17. Post balance sheet events

PTTEP submitted proposals to bid certain concession areas which are:

1. Concession Block L22/43, an area of 3,632 square kilometers adjacent to S1 project which PTTEP will participate at 25% interest. Thai Shell Co. Ltd. will be the operator. PTTEP and Thai Shell Co. Ltd., are finalising details for PTTEP's additional 10% participation interest.

2. Concession Block G4/43, an area of 9,686 square kilometers located in the Gulf of Thailand off the coast of Prachuab Khirikhan, which PTTEP will participate at 15% interest. Chevron Offshore (Thailand) Ltd. will be the operator. PTTEP's participation will be subject to declaration of commercial petroleum discovery and approval from Ministry of Industry. PTTEP and Chevron are also finalising details for PTTEP's additional 15% early participation interest.

3. Concession Block G9/43 in the Thailand-Cambodia's overlapping area in the Gulf of Thailand, which is still pending boundary settlement. The area covers 2,619 square kilometers and is located off the coast of Surat Thani province.

18. Account reclassification

The Company reclassified accounts in financial statements for the year 2001 in order to make comparable with those of 2002, which do not effect reported net income excepted those discussed in Note 2. The shareholder equity in consolidated financial statement was decreased Baht 7.13 million or 0.02% of shareholder's equity from previous report due to the account reclassification of currency translation difference and property, plant and equipment-net.